                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    864591102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marshall E. Eisenberg, Esq.
                             Neal, Gerber & Eisenberg
                             Two North LaSalle Street
                              Chicago, Illinois 60602
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 7 Pages

------------------------------                   ------------------------------
CUSIP NO. 864591102                    13D             Page 2 of 7 Pages
------------------------------                   ------------------------------


-----------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller Family Limited Partnership #1
-----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-----------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
-----------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
-----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
          Delaware
-----------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 2,491,821
     NUMBER OF              -------------------------------------------------
      SHARES                 8   SHARED VOTING POWER
   BENEFICIALLY                  0
   OWNED BY EACH            -------------------------------------------------
     REPORTING               9   SOLE DISPOSITIVE VOTING POWER
    PERSON WITH                  2,491,821
                            -------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
-----------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,491,821
-----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         / /
-----------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.1% (See Item 5)
-----------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   ----------------------------
CUSIP NO. 864591102                    13D             Page 3 of 7 Pages
------------------------------                   ----------------------------

-----------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller, not individually but solely as trustee of the
          Jack Miller Trust Dated January 18, 1984
-----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-----------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
-----------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
-----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN

          United States
-----------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 155,136
      NUMBER OF             -------------------------------------------------
       SHARES                8   SHARED VOTING POWER
    BENEFICIALLY                 0
    OWNED BY EACH           -------------------------------------------------
      REPORTING              9   SOLE DISPOSITIVE VOTING POWER
     PERSON WITH                 155,136
                            -------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 0
-----------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          155,136
-----------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         / /
-----------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.7% (See Item 5)
-----------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          00
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                   ----------------------------
CUSIP NO. 864591102                    13D             Page 4 of 7 Pages
------------------------------                   ----------------------------

-----------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jack Miller
-----------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-----------------------------------------------------------------------------
   3      SEC USE ONLY

-----------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
-----------------------------------------------------------------------------
   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         / /
-----------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORIGIN
          United States
------------------------------------------------------------------------------
                             7   SOLE VOTING POWER
                                 6,500
      NUMBER OF             --------------------------------------------------
       SHARES                8   SHARED VOTING POWER
    BENEFICIALLY                 5,331
    OWNED BY EACH           --------------------------------------------------
      REPORTING              9   SOLE DISPOSITIVE VOTING POWER
     PERSON WITH                 6,500
                            --------------------------------------------------
                            10   SHARED DISPOSITIVE VOTING POWER
                                 5,331
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,831
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         |X|
          See Item 5
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.1% (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------

------------------------------                   ----------------------------
CUSIP NO. 864591102                    13D             Page 5 of 7 Pages
------------------------------                   ----------------------------

         This Amendment No. 6 to Schedule 13D amends Items 3, 4 and 5 of Amendment No. 5 to Schedule 13D filed jointly on December 1, 2000 ("Amendment No. 5") by the following persons (each, a "Reporting Person"): the Jack Miller Family Limited Partnership #1 (the "Limited Partnership"), Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984 (the "Trust"), and Jack Miller ("Mr. Miller"). Except as specifically amended hereby, all other provisions of Amendment No. 5 remain in full force and effect. Capitalized terms used and not otherwise defined herein have the same meanings ascribed to them in Amendment No. 5. The referenced Items are, respectively, amended as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 15, 2000, the Trust used trust assets to purchase, in a privately negotiated transaction, 50,000 shares of Common Stock for an aggregate purchase price was $99,000.00. On various dates in December 2000 and January 2001, the Trust used trust assets to purchase shares of Common Stock in the open market. Details regarding such open market purchases are as follows:

--------------------------------------------------------------------------------
                   Number of Shares
Date of Purchase      Purchased       Price Per Share   Aggregate Purchase Price
--------------------------------------------------------------------------------
    12/28/00            22,900             $1.8125             $41,506.25
--------------------------------------------------------------------------------
    12/29/00             6,200             $1.69               $10,478.00
--------------------------------------------------------------------------------
    01/02/01               200             $1.75               $   350.00
--------------------------------------------------------------------------------
    01/04/01             1,900             $1.75               $ 3,325.00
--------------------------------------------------------------------------------

         On January 31, 2001, the Limited Partnership was paid a dividend of 20,037 shares of Common Stock in respect of the shares of Series A Preferred Stock and Series B Preferred Stock owned by the Limited Partnership.

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of Common Stock purchased by the Trust were acquired for investment purposes. The Reporting Persons have no present intention to purchase any additional shares of Common Stock; however, depending on market conditions and other relevant factors, they may purchase additional shares of Common Stock on such terms and at such times as they consider desirable. The Reporting Persons may determine to continue to hold their shares of Common Stock or may determine to dispose of all or a portion of such shares.

         In view of (i) the aggregate number of shares of Common Stock or Common Stock equivalents beneficially owned by the Reporting Persons, (ii) Mr. Miller's position as Chairman of the Board of the Issuer, and (iii) the Limited Partnership's right, as a holder of Series A and Series B Preferred Stock, to designate three (3) nominees for election to the Issuer's Board of Directors (as further described in Item 6), the Reporting Persons may be deemed to control the Issuer.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Aggregate Number/Percentage of Common Stock Beneficially
                  Owned:

                    the Limited Partnership:           2,491,821 shares/25.1%
                    the Trust:                         155,136 shares/1.7%
                    Mr. Miller:                        11,831 shares/0.1%

------------------------------                   ----------------------------
CUSIP NO. 864591102                    13D             Page 6 of 7 Pages
------------------------------                   ----------------------------

         The ownership percentages set forth above are based upon 9,181,196 shares of Common Stock issued and outstanding on January 31, 2001.

         The 2,491,821 shares of Common Stock reported as beneficially owned by the Limited Partnership include 412,371 shares of Common Stock, which are issuable upon conversion of 412,371 shares of Series A Preferred Stock, and 317,460 shares of Common Stock, which are issuable upon conversion of 50,000 shares of Series B Preferred Stock. Of the 11,831 shares of Common Stock reported as beneficially owned by Mr. Miller, 6,500 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable.

         The aggregate number of shares of Common Stock reported as beneficially owned by Mr. Miller does not include shares owned by various trusts for the benefit of members of Mr. Miller's family, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Harvey L. Miller Trust Dated January 21, 1983, a trust for the benefit of Mr. Miller's brother and members of his brother's family, owns 141,290 shares of Common Stock and 50,000 shares of Series B Preferred Stock which currently are convertible into 317,460 shares of Common Stock, (ii) the Judith N. Bernstein 1994 Trust, a trust for the benefit of Mr. Miller's daughter and members of her family, owns 21,769 shares of Common Stock, and (iii) TWS Investment Group, L.P., a partnership in which Mr. Miller's daughter and members of her family directly or indirectly serve as partners, owns 21,769 shares of Common Stock. Mr. Miller's beneficial ownership of Common Stock also does not include shares which are owned by certain of Mr. Miller's business associates and/or trusts for their benefit and for the benefit of their families, as to which Mr. Miller disclaims beneficial ownership. Specifically, (i) the Howard I. Bernstein Declaration of Trust Dated April 28, 1987 owns 43,497 shares of Common Stock and 82,474 shares of Series A Preferred Stock which currently are convertible into 82,474 shares of Common Stock, and (ii) Eric Achepohl owns 4,354 shares of Common Stock and 8,247 shares of Series A Preferred Stock which currently are convertible into 8,247 shares of Common Stock.

         (b) Each Reporting Person has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by it or him, except that Mr. Miller shares voting and dispositive power with respect to 5,331 shares of Common Stock with his wife, Goldie Wolfe. Ms. Wolfe, a United States citizen, is a commercial real estate broker with Insignia/ESG. Her business address is 311 South Wacker Drive, Suite 400, Chicago, Illinois 60606. During the last five years, Ms. Wolfe has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         (c) Since the most recent filing on Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock other than the transactions described in Item 3 hereof.

         (d)      None.

         (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement to File Amendment to Schedule 13D pursuant to Rule 13d-1(k) promulgated under the Act (previously filed as Exhibit A to Amendment No. 2 to Schedule 13D (filed on July 31, 2000) and incorporated herein by reference).

------------------------------                   ----------------------------
CUSIP NO. 864591102                    13D             Page 7 of 7 Pages
------------------------------                   ----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001

                     JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                     By: Jack Miller Trust Dated January 18, 1984, its general partner


                     By:      /s/  Jack Miller
                              --------------------------------------------------
                              Jack Miller, not individually but solely as trustee of the general partner



                             /s/  Jack Miller
                             ---------------------------------------------------
                             Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984



                             /s/  Jack Miller
                             ---------------------------------------------------
                                                  Jack Miller